Exhibit 1

As a result of the Amended Shareholder Agreement, the Reporting Persons may be deemed to beneficially own Common Stock as a group with the following persons:

--Citigroup Venture Capital Equity Partners, L.P. and related entities
--Nippon Mining Holdings, Inc., successor by merger to Japan Energy Electronics Materials, Inc.
--Merchant Capital, Inc.

The Reporting Persons disclaim beneficial ownership of the Common Stock beneficially owned by any of the persons above.